

Mail Stop 3628

January 8, 2016

Via E-mail
Kwansun Ahn
President and Secretary
Hyundai ABS Funding, LLC
3161 Michelson Drive
Irvine, CA 92612

> **Re: Hyundai ABS Funding, LLC**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed December 23, 2015**
> **File No. 333-205844**

Dear Mr. Ahn:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2015 letter.

Form of Prospectus

Description of the Transaction Documents

Dispute Resolution, page 109

1. We note your revisions on page 109 and your disclosure that the requesting party may refer a dispute to mediation or binding arbitration. Please clarify whether the indenture trustee will refer the matter to dispute resolution upon direction of the investor and whether the directing investor will also make all decisions related to the dispute resolution proceeding or whether such decisions will be made by the indenture trustee.

Exhibits

Exhibit 10.1 – Form of Receivables Purchase Agreement

2. We note Section 7.17(a) provides in part that "[i]f the Receivable subject to a repurchase request was part of an Asset Representations Review, and the findings and conclusions of the Asset Representations Review stated that no tests were failed for such Receivable, the repurchase request for such Receivable will be deemed to be resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of Asset-Backed Securities Disclosure and Registration (Release Nos. 33-9638, 34-72982) (the "Regulation AB 2 Adopting Release") ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any reallocation request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise this provision to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution. Additionally, please revise your prospectus, as needed, to disclose this aspect of the dispute resolution provision.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stuart M. Litwin, Esq.
        Mayer Brown LLP